Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
October 25, 2014

Contact:	Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – December 3, 2014 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 25, 2014.

Net income was $3,879,000 in the first quarter of fiscal 2015 as compared to a net loss of $6,831,000 in the first quarter of the prior year. The first quarter of fiscal 2015 includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340,000 (net of tax), while the first quarter of fiscal 2014 includes a $10,052,000 charge to income tax expense as a result of the unfavorable ruling by the New Jersey Tax Court and pre-opening costs for the replacement store in greater Morristown of $198,000 (net of tax).  Excluding these items, net income increased 53% in the first quarter of fiscal 2015 compared to the prior year primarily due to the impact of the greater Morristown replacement store, the 1.6% same store sales increase and higher gross margin percentages.

Sales were $379,744,000 in the first quarter of fiscal 2015, an increase of 6.4% compared to the first quarter of the prior year.  Sales increased due to the opening of the greater Morristown replacement store on November 6, 2013 and the Union replacement store on April 30, 2014.  Same store sales increased 1.6% due to increased sales in both Maryland stores and increased transaction size due to inflation, partially offset by decreased units sold.  The Company expects same store sales in fiscal 2015 to range from flat to an increase of 2%.

Gross profit as a percentage of sales increased to 27.07% in the first quarter of fiscal 2015 compared to 26.24% in the first quarter of the prior year primarily due to lower promotional spending, increased departmental gross margin percentages, decreased warehouse assessment charges from Wakefern and improved product mix.
Operating and administrative expense as a percentage of sales increased to 23.43% in the first quarter of fiscal 2015 compared to 23.06% in the first quarter of the prior year primarily due to a charge to write-off all remaining insurance receivables related to Superstorm Sandy, partially offset by the prior year including pre-opening costs for the greater Morristown replacement store, which opened in November 2013.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 25, 2014	October 26, 2013

Sales	$379,744	$357,046

Cost of sales	276,941	263,340

Gross profit	102,803	93,706

Operating and administrative expense	88,988	82,352

Depreciation and amortization	5,903	5,105

Operating income	7,912	6,249

Interest expense	(1,134)	(740)

Interest income	616	696

Income before income taxes	7,394	6,205

Income taxes	3,515	13,036

Net income (loss)	$3,879	$(6,831)

Net income (loss) per share:
Class A common stock:
Basic	$0.31	$(0.55)
Diluted	$0.27	$(0.55)

Class B common stock:
Basic	$0.20	$(0.36)
Diluted	$0.20	$(0.36)

Gross profit as a % of sales	27.07%	26.24%

Operating and administrative expense as a % of sales	23.43%	23.06%